FORM 4

☐ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person*
Emmett, David A.
(Last) (First) (Middle)
503 Airport Road
(Street)
Medford, OR 97501
(City) (State) (Zip)

2. Issuer Name and Ticker or Trading Symbol
PremierWest Bancorp PRWT

3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
September 16, 2002

5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)
__X__ Director ______ 10% Owner
______ Officer (give title below) ______ Other (specify below)

7. Individual or Joint/Group Filing
(Check Applicable Line)
_X_ Form filed by One Reporting Person
___ Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
		Code	V	Amount	(A) or (D)	Price			
Common Stock	09/12/2002	P		1,500	A	$6.750	3,600	I	By IRA
Common Stock							1,086	D	
Common Stock							9,126	I	E.T. Investments (1)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

(Over)
SEC 1474 (3-99)

FORM 4 (continued)

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)

September 16, 2002

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of derivative Securities Beneficially Owned at End of Month (Instr. 4)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares				
Stock Option (40199) (right to buy)	$3.800						04/10/1999	04/01/2009	Common Stock	17,384		17,384	D	

Explanation of Responses:

See attached statement

/s/ Gordon E. Crim

** Signature of Reporting Person

Gordon Crim, Attorney in Fact for David A. Emmett

09/16/2002

Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.

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SEC 1474 (3-99)

Page 2 of 3

Emmett, David A.

Form 4 - September 16, 2002

503 Airport Road

Medford, OR 97501

Explanation of responses:

(1) **This entity is controlled by Mr. Emmett and he has elected to report his ownership on an aggregate basis and disclaims any interest in those shares in which he does not own a pecuniary interest.**